Variable Annuity Portfolios


Sub-Item 77D:

"Pursuant to Rule 35d-1 under the Investment Company Act of 1940, " "as amended, the Variable Annuity Portfolios Smith Barney Small " Cap Growth Opportunity Portfolio changed its investment policies "to invest, under normal conditions, at least 80% of its net " assets plus the amount of borrowings for investment purposes in the types of securities suggested by its name.